November 30, 2009

Mr. Matthew M. Martin
Chief Financial Officer
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD 20602

> **Re:** **American Community Properties Trust**
> **Schedule 14A**
> **Filed November 12, 2009**
> **File No. 1-14369**

Dear Mr. Martin:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

Kristina Aberg
Attorney-Advisor

cc: Daniel LeBey, Esq.
Hunton & Williams LLP
Via facsimile (804) 343-4543